Exhibit 3.1

JWH GLOBAL TRUST

FIRST AMENDMENT TO THE SIXTH AMENDED AND
RESTATED DECLARATION AND AGREEMENT OF TRUST

This FIRST AMENDMENT TO THE SIXTH AMENDED AND RESTATED DECLARATION AND AGREEMENT OF TRUST (“Amendment”) of the JWH GLOBAL TRUST (the “Trust”) dated as of October 12, 2006 is hereby made by REFCO COMMODITY MANAGEMENT, INC., a Delaware corporation (“RCMI”), in its capacity as the managing owner (the “Managing Owner”) of the Trust currently operated pursuant to the Sixth Amended and Restated Declaration and Agreement of Trust made and entered into as of February 1, 2004 (the “Trust Agreement”).  All capitalized terms that are not defined in this Amendment shall be as defined in the Trust Agreement.

RECITALS

WHEREAS, RCMI is a subsidiary of Refco, Inc., which is winding up its business operations and affairs in a Chapter 11 Bankruptcy proceeding pending in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), and as a result, RCMI ultimately will have to wind up its business operations and affairs.

WHEREAS, the Managing Owner has determined that the interests of the Trust, the Unitholders and the Special Circumstance Unitholders (as defined herein) would not be adequately served or protected if the Trust is terminated as a result of RCMI’s winding up as the Trust Agreement currently provides;

WHEREAS, the Managing Owner has determined that the interests of the Trust, the Unitholders and the Special Circumstance Unitholders would be best served and protected if it assigns its general liability interest and duties and obligations to manage the Trust to R.J.

O’Brien Fund Management, Inc. (“RJO Acquisition”) pursuant to that certain Asset Purchase Agreement (the “Asset Purchase Agreement”), dated as of October 12, 2006, by and among RCMI, R.J. O’Brien & Associates, Inc. (“RJO”) and RJO Acquisition;

WHEREAS, as a condition to the assignment described immediately above, RJO and the Asset Purchase Agreement require RCMI to commence a proceeding (the “RCMI Chapter 11 Case”) under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the Bankruptcy Court to accomplish a prenegotiated sale and assignment, under Sections 363 and 365 of the Bankruptcy Code, of RCMI’s interest as Managing Owner of the Trust to RJO Acquisition, or such other purchaser/assignee approved by the Bankruptcy Court;

WHEREAS, the Trust Agreement currently prevents the transactions described above;

WHEREAS, the Managing Owner has determined that the limitations in the Trust Agreement regarding the assignment of the Managing Owner’s general liability interest and duties and obligations to manage the Trust via a sale and assignment under Sections 363 and 365 in a RCMI Chapter 11 Case (i) are not in the best interest of the Unitholders and the Special Circumstance Unitholders, (ii) are adverse to the ability of the Trust to continue to operate in an orderly fashion for the benefit of the Unitholders, and (iii) would be detrimental to the pursuit of the Special Circumstance Claims (as defined herein) for the benefit of the Special Circumstance Unitholders;

WHEREAS, the Managing Owner has determined that such limitations in the Trust Agreement should be modified to avoid such adverse consequences and to allow RCMI, with approval of the Bankruptcy Court, to sell and assign its general liability interest and delegate its obligations and duties to manage the Trust from and after such sale and assignment to RJO Acquisition, or such other entity approved by the Bankruptcy Court, pursuant to the terms of the Asset Purchase Agreement or such other agreement approved by the Bankruptcy Court;

WHEREAS, Managing Owner has determined that the following amendments to the Trust Agreement are (i) advisable, (ii) for the benefit and in the best interest of the Unitholders, and (iii) not adverse to the Unitholders or the Trustee.  Therefore, pursuant to Section 19(a) of the Trust Agreement, the Managing Owner does hereby amend the Trust Agreement without the vote of the Unitholders;

NOW THEREFORE, the Trust Agreement is hereby amended as follows:

1.             Pre-“Effective Date” Redemption Date.  For purposes of this Amendment, and pursuant to the last sentence of Section 19(c) of the Trust Agreement, November 30, 2006 will be the last regularly scheduled month-end redemption date upon which the Unitholders may redeem their Units prior to the “Effective Date” of this Amendment, as defined in Section 2 below.  Pursuant to Section 12 of the Trust Agreement, requests for redemptions as of November 30, 2006 must be received by the Managing Owner on or before November 23, 2006, the fifth business day prior to the month end.  All such redemptions shall be pursuant to Section 12 of the Trust Agreement, provided that the rights of such redeeming Unitholders for any amount not paid to such redeeming Unitholders as a result of the Special Circumstance Claims, as defined in Section 11 of this Amendment, shall in every event be governed by the Trust Agreement after giving effect to this Amendment, including, without limitation, Section 26 of the Trust Agreement, as added by this Amendment.

2.             Effective Date of Amendment.  This Amendment shall be effective on December 1, 2006 (the “Effective Date”), provided that the specific amendments and modifications to the Trust Agreement set forth in Sections 3 and 5 through 15 of this Amendment shall upon the occurrence of the Effective Date be deemed to relate back to and be effective as of October 12, 2006; provided further that Sections 4, 16 and 17 of this Amendment, which the Managing Owner has determined are beneficial to the Unitholders and not material to the Unitholders, shall be effective immediately.

3.             Term.  Section 5(a) of the Trust Agreement is hereby amended in total and shall hereafter read as follows:

(a)                                Term.  The term of the Trust commenced on the day on which the Certificate of Trust was filed with the Secretary of State of the State of Delaware pursuant to the provisions of the Act and shall end upon the first to occur of the following:  (1) December 31, 2026; (2) receipt by the Managing Owner of the determination by Unitholders owning more than 50% of the Units then outstanding to dissolve the Trust, notice of which is sent by certified mail, return receipt requested, to the Managing Owner not less than 90 days prior to the effective date of such dissolution; (3) 120 days after either (i) the date of filing by, or against, the Managing Owner of a petition for relief under the bankruptcy laws, or (ii) the notice of the retirement, resignation, or withdrawal of the Managing Owner is provided pursuant to the last sentence of this Section 5(a), unless prior to such 120th day (A) Unitholders owning more than 50% of the Units then outstanding vote (or agree in writing) to approve the appointment of one or more successor managing owners to continue the business of the Trust, or (B) in the event of (i) above, the bankruptcy court approves the sale and assignment of the interests of the Managing Owner to a purchaser/assignor and the purchaser/assignor assumes the duties and obligations of “Managing Owner” and the purchaser/assignor begins serving as the successor Managing Owner, or (4) 90 days after either (i) the insolvency of the Managing Owner, or (ii) any other event that would cause the Managing Owner to cease to be managing owner of the Trust, unless prior to such 90th day Unitholders owning more than 50% of the Units then outstanding vote (or agree in writing) to approve the appointment of one or more successor managing owners to continue the business of the Trust; (5) the dissolution of the Managing Owner; (6) the insolvency or bankruptcy of the Trust; (7) a decline in the aggregate Net Assets of the Trust to less than $2,500,000 (except as provided in Section 12); (8) a decline in the Net Asset Value per Unit to $50 or less (except as provided in Section 12); (9) dissolution of the Trust pursuant hereto; or (10) any other event which shall make it unlawful for the existence of the Trust to be continued or require dissolution of the Trust.  The Managing Owner shall have no right to retire, resign or withdraw without first providing not less than 120 days’ prior written notice to all Unitholders of such proposed action.  The Managing Owner shall be responsible for seeking the requisite vote of (or signatures from) Unitholders during the applicable period of time for the events covered by Section 5(a)(3) or 5(a)(4) above.

4.             Continuation of RCMI.  This Section 4 shall be a one time modification to Section 5(a) of the Trust Agreement and shall only apply to RCMI during the period of time between the date of this Agreement and the LLC Effective Date.  Notwithstanding any provision in the Trust Agreement to the contrary, upon the occurrence of a bankruptcy by RCMI prior to the Effective Date, RCMI shall continue to be the Managing Owner, and the Trust’s “Term” shall continue pursuant to the foregoing amendment to Section 5(a) of the Trust Agreement with such amendment being effective as of October 12, 2006 pursuant to Section 2 of this Amendment.  If any person asserts that RCMI ceased being the Managing Owner prior to the Effective Date by operation of Section 5(a) of the Trust Agreement without giving effect to the foregoing amendment to such Section 5(a) and RCMI would have continued to be the Managing Owner if the foregoing amendment to such Section 5(a) would have been effective as of October 12, 2006, but for the occurrence of the Effective Date, then RCMI shall be automatically reinstated as the Managing Owner effective as of the date of any asserted cessation and all actions of RCMI in its asserted role as Managing Owner from and after October 12, 2006 shall, without any further act, be fully and absolutely ratified as actions by the Managing Owner of the Trust and may not be challenged by the Trustee, any Unitholder (including any Special Circumstance Unitholder as defined in Section 11 of this Amendment) or any other person on the basis of RCMI ceasing to be the Managing Owner.

5.             Business.  The following shall be added as the third paragraph to Section 4 of the Trust Agreement and shall read as follows:

In addition to the foregoing, the Trust shall own the Class A LLC Interest in the JWH Special Circumstance LLC formed, capitalized and funded pursuant to Section 20 of this Trust Agreement and operated pursuant to the LLC Operating Agreement.

6.             Net Asset Value.  The first paragraph of Section 5(d) of the Trust Agreement is hereby amended in total and shall hereafter read as follows:

(d)                               Net Asset Value.  The Net Assets of the Trust are its assets less its liabilities determined in accordance with generally accepted accounting principles, provided that neither (i) the Special Circumstance LLC Assets, including, without limitation, the Special Circumstance Claims, nor (ii) any of the liabilities of the JWH Special Circumstance LLC shall be included as either assets or liabilities of the Trust for purposes of calculating “Net Assets”, “assets” or “liabilities”.  The Net Asset Value per Unit is the Net Assets of the Trust divided by the number of Units outstanding, subject to the provisions of Section 8(a) hereof.

7.             Investment in Entities.  The third paragraph of Section 5(d) of the Trust Agreement is hereby amended in total and shall hereafter read as follows:

Except for the JWH Special Circumstance LLC formed, capitalized and funded pursuant to Section 26 of this Trust Agreement and operated pursuant to the LLC Operating Agreement, the Managing Owner may only cause the Trust to invest in joint ventures, entities or partnerships which conform to the foregoing valuation principles.

8.             No Allocation To Unitholders.  Subsection 8(b)(6) is hereby added to the Trust Agreement as a new Subsection immediately following Subsection 8(b)(5) of the Trust Agreement and shall read as follows:

(6)                                 Notwithstanding anything in this Trust Agreement to the contrary, none of the profits or losses of the JWH Special Circumstance LLC shall be (i) included in the calculation of the profits or losses of the Trust, or (ii) allocated to any of the Unitholders or their respective Units.  All profits and losses of the JWH Special Circumstance LLC shall be allocated to only the LLC Members pursuant to the LLC Operating Agreement.

9.             Special Circumstances and Redemptions.  The unnumbered sixth paragraph of Section 12 of the Trust Agreement is hereby amended in total and shall hereafter read as follows:

Redemption payments will be made within ten (10) business days after the month-end of redemption, except that under special circumstances, including, but not limited to inability to liquidate commodity positions as of a redemption date or default or delay in payments due the Trust from commodity brokers, banks or other persons or entities (including, without limitation, any and all amounts, and potential amounts, comprising the Special Circumstance Claims), the Trust may in turn delay payment to Unitholders or assignees requesting redemption of their Units of the proportionate part of the Net Asset Value of such Units equal to the proportionate part of the Trust’s aggregate Net Asset Value represented by the sums which are the subject of such default or delay, provided that with respect to the Special Circumstance Claims, for purposes of making the payment in redemption, none of the value of the Special Circumstance Claims shall be included in such payment.  All amounts delayed in payment with respect to the Special Circumstance Claims shall be paid only to the extent as provided in and pursuant to Section 26 of this Trust Agreement and the LLC Operating Agreement.  Unitholders that redeemed Special Circumstance Redeemed Units shall, with respect to the amount not paid to it as a result of the Special Circumstance Claims (i) have no interest in any assets of the Trust, (ii) have no claim or rights against any assets of the Trust, and (iii) only look to the Special Circumstance LLC Assets pursuant to the LLC Operating Agreement for payment of any amount not paid to such Unitholder by operation of the first sentence of this paragraph.

10.           Definition of “Net Assets”.  The definition of “Net Assets” contained in Section 22 of the Trust Agreement is hereby amended in total and shall hereafter read as follows:

Net Assets.  The assets, less total liabilities, of the Program (but in every event excluding (i) all Special Circumstance LLC Assets, including, without limitation, the Special Circumstance Claims and the Claims Cash, and (ii) all liabilities of the Special Circumstance LLC) shall be determined on the basis of generally accepted accounting principles.  Net Assets shall include any unrealized profits or losses on open positions and any fee or expense including Net Asset fees accruing to the Program.

11.           Additional Definitions.  The following additional definitions are hereby added to Section 22 of the Trust Agreement.

Claims Cash.  Cash in the amount equal to (i) the $1,000,000 that was previously segregated by the Managing Owner to pursue the RCM Claim, minus (ii) the amount spent by the Trust from such set aside amount through the LLC Effective Date in analyzing, pursuing or protecting the Trust’s interests in the RCM Claim that on the LLC Effective Date shall be transferred from the Trust to the JWH Special Circumstance LLC pursuant to Section 26 of this Trust Agreement and which shall be used by the LLC Manager to operate the JWH Special Circumstance LLC and to pursue, sell or settle the Special Circumstance Claims for the sole economic benefit of the Class B LLC Interest Holders, all pursuant to the LLC Operating Agreement.

Class A LLC Interest.  The Class A LLC Interest shall be the Class A membership interest of the Trust in the JWH Special Circumstance LLC pursuant to the LLC Operating Agreement.

Class A LLC Member.  The Class A LLC Member is the Trust as the sole holder of the Class A LLC Interest.

Class B LLC Interest.  The Class B LLC Interest shall be a membership interest of the Trust in the JWH Special Circumstance LLC pursuant to the LLC Operating Agreement.

Class B LLC Interest Holders. The Class B LLC Interest Holders are the Special Circumstance Unitholders that on the LLC Effective Date received all of the economic interests of the Class B LLC Interest in JWH Special Circumstance LLC (as represented by the Class B LLC Units) pursuant to Section 26 of this Trust Agreement and the LLC Operating Agreement and the permitted successors and assigns of the holders of the Class B LLC Units pursuant to the LLC Operating Agreement.

Class B LLC Member.  The Class B LLC Member is the Trust as the sole holder of the Class B LLC Interest.

Class B LLC Units.  The units of the economic interests of the Class B LLC Interest assigned and transferred by the Class B LLC Member to the Class B LLC Interest Holders pursuant to Section 26(d) of this Trust Agreement and the LLC Operating Agreement.

Delaware LLC Act.  The Delaware Limited Liability Company Act.

First Amendment.  The First Amendment to the Sixth Amended and Restated Declaration and Agreement of Trust for the JWH Global Trust dated as of October 12, 2006.

JWH Special Circumstance LLC.  JWH Special Circumstance LLC, a Delaware limited liability company formed pursuant to Section 26 of this Trust Agreement and the LLC Articles and operated pursuant to the LLC Operating Agreement.

LLC Articles.  The Certificate of Formation for the JWH Special Circumstance LLC, which shall not be inconsistent with this Trust Agreement and shall be consistent with the LLC Operating Agreement.

LLC Distributions.  LLC Distributions shall be the cash distributions by the JWH Special Circumstance LLC pursuant to the LLC Operating Agreement to or for the benefit of Class B LLC Interest Holders (including, without limitation, cash paid to the Trust to purchase Units for each Class B LLC Interest Holder that as of both the LLC Effective Date and the time of such LLC Distribution is also a Unitholder) with respect to proceeds from any Special Circumstance LLC Assets, including without limitation the Special Circumstance Claims and the Claims Cash.

LLC Effective Date.  The date on which RCMI and RJO Acquisitions, or such other entity approved by the Bankruptcy Court, consummate the sale and assignment of the Managing Owner interests and duties and obligations as set forth in the Asset Purchase Agreement, which date is currently expected to be December 1, 2006.

LLC Manager.  The “Manager” of the JWH Special Circumstance LLC, shall be the “Manager”, and any successor “Manager” selected and serving pursuant to the LLC Operating Agreement.

LLC Member.  The LLC Member shall be the Trust which is the sole holder of the LLC Membership Interests.

LLC Membership Interests.  LLC Membership Interests shall be the aggregate of the Class A LLC Interest and the Class B LLC Interest.

LLC Operating Agreement.  The Limited Liability Company Agreement of the JWH Special Circumstance LLC generally the form attached as Exhibit A to the First Amendment or such other form negotiated between the Managing Owner and the LLC Manager.

LLC Record Date.  October 1, 2005.

Special Circumstance LLC Assets.  The aggregate of the (i) Special Circumstance Claims; (ii) the Claims Cash, and (iii) any other assets, interests, rights or claims at any time owned or held by the JWH Special Circumstance LLC.

Special Circumstance Claims.  Any and all claims, rights and causes of action of the Trust against any person or entity arising from or relating to any losses, damages, costs or expenses incurred or suffered by the Trust arising from or relating to:  (i) the foreign exchange account agreement(s) (the “Account Agreement”) by and between the Trust and Refco Capital Markets, Ltd. (“RCM”) or any agreements or documents related thereto or any other transactions between the Trust and RCM, and, including the assignment of the Account Agreement by CIS Financial Services, Inc. to RCM and the consent to such assignment, (ii) the deposit, or entrustment with RCM of, and the failure of RCM to return, in excess of $58 million to the Trust, (iii) any and all other rights, claims or causes of action that the Trust has against any other person or entity, including without limitation any affiliates of, and persons or entities related to, RCM that arises from, relates to or is with respect to any of the matters described in (i) or (ii) above or is in any way related thereto, and (iv) the proceeds of any of the foregoing claims, rights or causes of action.

Special Circumstance Unitholder.  Each Unitholder of the Trust as of the LLC Record Date.

Special Circumstance Unit.  Each Unit held by a Special Circumstance Unitholder as of the LLC Record Date.

Special Circumstance Redeemed Unit.  Each Special Circumstance Unit that was redeemed prior to the LLC Effective Date and which pursuant to the sixth (6th) paragraph of Section 12 of this Trust Agreement the Special Circumstance Unitholder did not receive full payment for such Special Circumstance Unit as a result of the Special Circumstance Claims.

Units.  The term “Units” shall be as defined in the first paragraph of this Trust Agreement provided that (i) LLC Membership Interests (including without limitation the economic interest in the Class B LLC Interest represented by the Class B LLC Units and any interest of a Class B LLC Interest Holder therein) shall not be Units for any purposes in or with respect to this Trust Agreement and (ii) for all purposes the Special Circumstance Redeemed Units shall be deemed to have ceased being Units as of the applicable date of redemption pursuant to the sixth (6th) paragraph of Section 12 of this Trust Agreement.

Unitholder and Unitholders.  The term “Unitholder” and “Unitholders” shall be as defined in the first paragraph of this Trust Agreement provided that (i) a Special Circumstance Unitholder that holds only Class B LLC Units shall not be a Unitholder for any purposes in or with respect to this Trust Agreement, and (ii) any person that is both a Unitholder and a Class B LLC Interest Holder shall only be a Unitholder with respect to the Units held by it (and not with respect to the Class B LLC Units held by such Class B LLC Interest Holders).

12.           No Legal Title to Trust Estate.  Section 23 of the Trust Agreement is hereby amended in total and shall hereafter read as follows:

23.                                No Legal Title to Trust Estate.  None of the Unitholders (nor the LLC Member or any Class B LLC Interest Holder) shall have any legal title to any part of the Trust Estate.

13.           Legal Title.  Section 24 of the Trust Agreement is hereby amended in total and shall hereafter read as follows:

24.                                 Legal Title.  Legal title to all the Trust Estate shall be vested in the Trust as a separate legal entity; except where applicable law in any jurisdiction requires any part of the Trust Estate to be vested otherwise, the Managing Owner (or the Trustee, if required by law) may cause legal title to the Trust Estate or any portion thereof to be held by or in the name of the Managing Owner or any other person as nominee.  Notwithstanding any other provision in this Trust Agreement, only the Class A LLC Interest and the non-economic interests of the Class B LLC Interest (and none of the Class B LLC Units nor any of the Special Circumstance LLC Assets) shall be part of the Trust Estate.

14.           Creditors.  Section 25 of the Trust Agreement is hereby amended in total and shall hereafter read as follows:

25.                                 Creditors.  No creditors of any Unitholders (or of any Class B LLC Interest Holder) shall have any right to obtain possession of, or otherwise exercise legal or equitable remedies with respect to, the Trust Estate.

15. JWH Special Circumstance LLC.  The following Section 26 is hereby added as a new Section  to the Trust Agreement and shall read as follows:

26.                                 JWH Special Circumstance LLC.  To better (i) protect the relative rights and interests of the Unitholders and the Special Circumstance Unitholders, (ii) facilitate the pursuit, selling or settlement of the Special Circumstance Claims for the benefit of the Special Circumstance Unitholders, (iii) facilitate the operation of the Trust for the benefit of the Unitholders, and (iv) facilitate the orderly operation of the Trust, the Trust shall form, capitalize and fund the JWH Special Circumstance LLC pursuant to this Section 26, the LLC Articles and LLC Operating Agreement.  The JWH Special Circumstance LLC shall be a subsidiary of the Trust and shall be formed, operated and managed for the economic benefit of the Special Circumstance Unitholders.  The provisions of this Section 26 shall be binding upon the Special Circumstance Unitholders even though (i) the Special Circumstance Unitholders shall become Class B LLC Interest Holders, and (ii) certain Class B LLC Interest Holders that own Units (without consideration of Special Circumstance Redeemed Units) on the LLC Record Date shall no longer be Unitholders.  To the extent any provision in this Section 26 is in conflict with any other provision of this Trust Agreement, the provisions of this Section 26 shall control.  To the extent any provision of the Trust Agreement, including this Section 26, is in conflict with any provision in the LLC Operating Agreement as it relates to any of the Special Circumstance Claims, the Class B LLC Interest Holders, the Class B LLC Units and the LLC Manager, the provisions in the LLC Operating Agreement shall control.

(a)                                  Formation.  On the LLC Effective Date, the Managing Owner shall (i) file with the Secretary of State of the State of Delaware the LLC Articles, and (ii) execute on behalf of the Trust, as the sole LLC Member of the JWH Special Circumstance LLC, the LLC Operating Agreement.

(b)                                 Contribution of Special Circumstance Claims and Other Assets.  On the LLC Effective Date, the Trust shall absolutely and unconditionally transfer, assign and convey to the JWH Special Circumstance LLC (i) the Special Circumstance Claims, and (ii)

the Claims Cash.  The Managing Owner shall execute such conveyance documents as are necessary to effect and evidence such transfer, assignment and conveyance.  Upon such transfer, assignment and conveyance, the Special Circumstance Claims and the Claims Cash shall be held, managed and distributed for the sole economic benefit of the Special Circumstance Unitholders as, and only to the extent they are, Class B LLC Interest Holders pursuant to the LLC Operating Agreement.  No person other than the LLC Member (and the Class B LLC Interest Holders which will own the economic interest in the Class B LLC Interest through the Class B LLC Units) shall have any rights, interests or claims with respect to the Special Circumstance Claims or  Claims Cash, and the LLC Members (and the Class B LLC Interest Holders which will own the economic interest in the Class B LLC Interest through the Class B LLC Units) shall only have such rights, interests and claims therein as set forth in the LLC Operating Agreement or pursuant to the Delaware LLC Act.

(c)                                  Economic Interests.  On the LLC Effective Date, each Special Circumstance Unitholder shall receive one (1) Class B LLC Unit (or fraction thereof) for each Special Circumstance Unit (or fraction thereof) then owned by (or held for the benefit of) such Special Circumstance Unitholder as of the LLC Record Date.  The issuance of the Class B LLC Units shall not be deemed to be a new investment by the Special Circumstance Unitholders, rather the mandatory conversion of each such Special Circumstance Unit into the Class B LLC Units which represent all of the economic interest of the Class B LLC Interest.  Any Unitholder that is not a Special Circumstance Unitholder shall have no rights or interests of any type or nature in the JWH Special Circumstance LLC or to or with respect to any of the Special Circumstance LLC Assets, including without limitation the Special Circumstance Claims and the Claims Cash.

(d)                                 LLC Manager.  The JWH Special Circumstance LLC shall be managed by the LLC Manager which shall be the sole manager pursuant to the LLC Operating Agreement.  The Managing Owner shall have no management rights, duties, obligations or liabilities with respect to the JWH Special Circumstance LLC or any of the Special Circumstance LLC Assets.  The LLC Manager shall in no event be deemed to be a Managing Owner of the Trust or an agent or Affiliate of the Managing Owner or the Trust.  Likewise, the Managing Owner shall at no time be deemed to be an agent or Affiliate of the LLC Manager or the JWH Special Circumstance LLC.  The Managing Owner shall only have such rights, duties, obligations and liabilities as are set forth in this Trust Agreement and pursuant to applicable law.  The LLC Manager shall only have such rights, obligations, duties and liabilities as provided in the LLC Operation Agreement and pursuant to the Delaware LLC Act.  The resignation or removal of the LLC Manager shall be pursuant to the LLC Operating Agreement.  The appointment of a successor LLC Manager shall be by the Managing Owner pursuant to the terms, conditions and requirements of the LLC Operating Agreement.  Without expanding any duty, liability or obligation of the Managing Owner, the Managing Owner shall have no duty, liability or obligation of any type or nature to any person including without limitation the LLC Member, any Unitholder or any Class B LLC Interest Holder arising from any of (i) the appointment of a successor LLC Manager pursuant to the terms, conditions and requirements of the LLC Operating Agreement, (ii) the performance, actions or inactions of the LLC Manager or any successor LLC Manager(s), (iii) the operation of the JWH Special Circumstance LLC, (iv) the pursuit, sale or settlement of the

Special Circumstance Claims, or (v) any of the Special Circumstance LLC Assets, including, without limitation, the maintenance, investment, management, pursuit, sale, settlement or distribution thereof.

(e)                                  Pursuit of Special Circumstance Claims.  From and after the LLC Effective Date, the LLC Manager shall be solely responsible for directing, supervising and monitoring the pursuit, sale or settlement of the Special Circumstance Claims all pursuant to the terms, conditions and requirements of the LLC Operating Agreement.  Effective on the LLC Effective Date, the Managing Owner shall have no duties, responsibilities or obligations for pursuing, selling or settling the Special Circumstance Claims, including, without limitation, the selection of legal counsel to represent the JWH Special Circumstance LLC regarding the Special Circumstance Claims.

(f)                                    Operation of Special Circumstance LLC.  Neither the Trust nor the Managing Owner shall have any liability or obligation to fund the costs, expenses and liabilities of operating the JWH Special Circumstance LLC or the pursuit, sale or settlement of the Special Circumstance Claims.  Without limiting the foregoing, the Trust shall not (i) make any loans or credit facilities available to, or acquire any debt of, the JWH Special Circumstance LLC, (ii) guaranty any debt or obligation of the JWH Special Circumstance LLC, or (iii) purchase or acquire any interest in the Special Circumstance Claims.

(g)                                 Issuance of Units.  Pursuant to the LLC Operating Agreement, LLC Distributions to each Class B LLC Interest Holder that was also a Unitholder on both (i) the LLC Record Date, and (ii) the date of such LLC Distribution, shall be by the issuance of Units (or

Fractional Units) in the Trust pursuant to Section 13 of this Trust Agreement in exchange for their respective LLC Distribution, provided that such issuance shall be directly by the Trust and not by or through registered brokers.  To the extent permitted by applicable law and not prohibited by any other provision of this Trust Agreement, the Managing Owner shall issue such Units (or Fractional Units) to such Class B LLC Interest Holders upon receipt by the Managing Owner from the LLC Manager of (i) the applicable LLC Distribution, and (ii) the names of the Class B LLC Interest Holders that shall be purchasing Units (or Fractional Units) with their stated share of such LLC Distribution.  Each Unitholder that at the applicable time is also a Class B LLC Interest Holders, without further action, consents to, and directs the Managing Owner to accept such Unitholder’s share of the LLC Distribution in consideration for, and hereby directs the Managing Owner to issue such Units (or Fractional Units) to such Unitholder.  If upon receipt of such LLC Distribution, the Managing Owner determines either (i) that any Class B LLC Interest Holder that was a Unitholder on the LLC Record Date and at any time after the LLC Record Date ceased being a Unitholder, or (ii) the issuance of Units (or Fractional Units) would not be in compliance with applicable law, the Managing Owner shall promptly return to the LLC Manager the relevant portion of the LLC Distributions allocated to such Class B LLC Interest Holder, all without any obligation or liability to the applicable Class B LLC Interest Holder.  The purpose of this Section 26(h) is to provide each Unitholder that is also a Class B LLC Interest Holder, the same economic effect, with respect to its Special Circumstance Units, as if such Unitholder’s Special Circumstance Units were not split between a continuing Unit in the Trust and a Class B LLC Unit.

(h)                                 Tax Returns.  To the extent not prohibited by applicable law, all required federal, state and local tax returns for the JWH Special Circumstance LLC will be filed independent of and separate from the Trust.  The JWH Special Circumstance LLC shall have a calendar tax year with its tax year for 2006 commencing on the LLC Effective Date and ending on December 31, 2006.  The Managing Owner shall have no obligation or liability with respect to the tax returns filed, or required to be filed, by the JWH Special Circumstance LLC.  The Trust may utilize the same tax professionals as the JWH Special Circumstance LLC, provided that the Trust shall only pay for fees and costs related to its tax advice and returns.

(i)                                     Financial Statements and Audit.  Without limiting the duties and obligations of the Managing Owner pursuant to Section 10 of this Trust Agreement, the Trust shall at all times prepare financial statements on a consolidating basis, including the JWH Special Circumstance LLC as a consolidated subsidiary of the Trust.  The Managing Owner shall have no obligation to verify or confirm the accuracy of the financial information regarding the JWH Special Circumstance LLC that is provided by the LLC Manager and the Managing Owner shall have the right to rely upon the financial information provided to it by the LLC Manager.  The Managing Owner shall retain the public audit firm that will conduct an audit of such consolidating financial statements as required by Section 10 of this Trust Agreement.  The costs and expenses for services by the public audit firm shall be allocated between the Trust and the JWH Special Circumstance LLC based on the allocation of time and expenses for the services of such public audit firm to each of the Trust and the JWH Special Circumstance LLC.  The footnotes to all such financial statements that includes the JWH

Special Circumstance LLC shall conspicuously state in substance that:

(i)                                  All Special Circumstance LLC Assets are for the sole benefit of the Class B LLC Interest Holders;

(ii)                               Each Unitholder of the Trust that was not a Unitholder on October 1, 2005 shall not be an Class B LLC Interest Holder and therefore shall have no right, title or interest in or to the JWH Special Circumstance LLC or any Special Circumstance LLC Assets;

(iii)                            The Net Asset Value of the Trust which is utilized for purposes of purchasing and redeeming Units does not include any of the assets or liabilities of the JWH Special Circumstance LLC;

(iv)                           The only interest of the Trust in the JWH Special Circumstance LLC is its LLC Membership Interests subject to the rights of the Class B LLC Interest Holders that have the right to all of the economic interest of the Class B LLC Interest, as represented by the Class B LLC Units;

(v)                              The assets of the JWH Special Circumstance LLC are not available to the creditors of the Trust; and

(vi)                           The Assets of the Trust are not available to the creditors of the JWH Special Circumstance LLC.

(j)                                     Reporting and Regulatory Bodies.  The Managing Owner shall continue to make all required filings with the Securities and Exchange Commission, the Commodity Futures Trading

Commission, the National Futures Association, and any other regulatory body that has jurisdiction over the Trust.  To the extent required by applicable law or regulation, the Managing Owner shall include in such filings all information required with respect to the JWH Special Circumstance LLC.

(k)                                  Amendments.  All amendments to the LLC Articles and the LLC Operating Agreement shall be pursuant to the LLC Operating Agreement.  No Unitholder, other than the Managing Owner, shall have any voting rights with respect to any amendment to the LLC Articles or the LLC Operating Agreement.

(l)                                     Liquidation.  Upon liquidation of the JWH Special Circumstance LLC pursuant to the LLC Operating Agreement, all assets remaining after the distributions required to be made to the Class B LLC Interest Holders pursuant to the LLC Operating Agreement shall be distributed to the Trust and upon the receipt thereof by the Trust shall thereupon become assets of the Trust and included in the calculation of “Net Assets” and “Net Asset Value.”  The JWH Special Circumstance LLC shall not be liquidated and the Trust shall not receive any assets in liquidation if the Managing Owner has reason to believe that such action may reasonably result in the Trust incurring any liabilities arising from events accruing from and after the LLC Effective Date and before such liquidation and receipt by the Trust of such assets.

16.           Assignment By RCMI as Managing Owner.  As set forth above, the Managing Owner believes that the interests of the Trust, the Unitholders and the Special Circumstance Unitholders will be best served and protected if RCMI, pursuant to and as a condition of the Asset Purchase Agreement commences the RCMI Chapter 11 Case in the Bankruptcy Court to accomplish the sale and assignment, under Sections 363 and 365 of the Bankruptcy Code, of the Managing Owner’s general liability interest and duties and obligations to manage the Trust to

RJO Acquisition or such other purchaser/assignee approved by the Bankruptcy Court (the “Approved Assignment”).  Therefore, notwithstanding the limitations and restrictions contained in the Trust Agreement, including, without limitation, Section 16 of the Trust Agreement, upon the RCMI Bankruptcy, RCMI shall be allowed, subject to Section 17 below, to complete the Approved Assignment.  Pursuant to Section 17 below, RCMI shall cause the written notice of the proposed Approved Assignment to be mailed to each Unitholder and each Special Circumstance Unitholder at the same time such notice is mailed to the creditors of RCMI in the RCMI Bankruptcy.

17.           Limited Delegation of Authority by RCMI During RCMI Bankruptcy.

(a)           Delegation.  RCMI has determined that upon the commencement of the RCMI Chapter 11 Case, certain conflicts of interest may arise between in RCMI’s fiduciary duties as Managing Owner of the Trust and RCMI’s duties as a debtor-in-possession in the RCMI Chapter 11 Case to, among others, its creditors and other parties in interest other than the Trust, the Unitholders and the Special Circumstance Unitholders with respect to (1) the proposed Approved Assignment (the “Proposed RCMI Sale”), (2) the filing of a proof of claim by the Trust in the RCMI Bankruptcy, and (3) other issues (each, a “Conflict”) where the interests of the Trust, the Unitholders or the Special Circumstance Unitholders on one side could potentially be deemed to be adverse to the interests of any other creditors or other parties in interest in the RCMI Chapter 11 Case.  In recognition of the foregoing:

(i)            RCMI shall give and send, and shall cause to be given, to each Unitholder and Special Circumstance Unitholder, all notices and distributions of materials in the RCMI Chapter 11 Case that are given or sent in the RCMI Bankruptcy, other than notices or distributions of materials that do not (1) relate to RCMI, as Managing Owner; or (2) affect the rights of the Unitholders or the Special Circumstance Unitholders; and

(ii)           RCMI shall not object to the right of any Unitholder or Special Circumstance Unitholder to appear in and/or be heard in the RCMI Chapter 11 Case with respect to any matter.

Upon a determination by RCMI (or the Bankruptcy Court as described below) that a Conflict exists with respect to a particular matter in the RCMI Chapter 11 Case, RCMI, as the Managing Owner, shall upon such determination or notice, without notice to the Unitholders or Special Circumstance Unitholders, delegate to one or more limited agents (each a “Limited Agent”) the authority of the Managing Owner with respect to such Conflict pursuant to this Section 17.  Each Conflict that results in a delegation of authority to the Limited Agent is hereinafter referred to as an “RCMI Issue.”

(b)           The period for which the Limited Agent acts with respect to an RCMI Issue is hereinafter referred to as the “Agency Period”.  During each Agency Period, and without any further action by RCMI, the Limited Agent shall have all authority, right and power of the Managing Owner with respect to, and only with respect to, the applicable RCMI Issue.  The Limited Agent shall, with respect to each RCMI Issue, agree to the terms of this Section 17 by a letter of acceptance signed by the Limited Agent and the Managing Owner.  Each letter of acceptance shall specifically set forth the RCMI Issue and the anticipated Agency Period.  The Limited Agent shall have no obligations, duties or rights with respect to any RCMI Issue until execution of such letter of acceptance, and after such execution shall only have such obligations, duties and rights as expressly set forth in this Section 17.  Upon each such appointment and acceptance by the Limited Agent with respect to an RCMI Issue, the Limited Agent shall be the representative of the Trust for purposes of the attorney-client relationship between legal counsel for the Trust (“Trust Counsel”) during the applicable Agency Period with respect to such RCMI Issue.  Such procedure may result at times in Trust Counsel taking direction from (i) RCMI, as Managing Owner, as to certain matters, and (ii) during an Agency Period, the Limited Agent with respect to the applicable RCMI Issues.

(c)           Compensation.  The Limited Agent shall be compensated, and reimbursed for costs and expenses for its performance as the Limited Agent by RCMI pursuant to the terms of a “Limited Agent Fee Schedule” to be negotiated and executed by the Limited Agent and RCMI.  The Trust shall have the right to withhold payments to the Managing Owner to the extent any accrued amounts remain unpaid to the Limited Agent pursuant to the Limited Agent Fee Letter, and the Trust shall fully pay the Limited Agent any such unpaid amounts pursuant to the Limited Agent Fee Letter prior to making any payment to RCMI, as Managing Owner.  To the extent RCMI, as the Managing Owner, does not fully pay the Limited Agent such amounts owing to Limited Agent pursuant to the Fee Letter, the Trust shall promptly pay the Limited Agent such amounts and RCMI shall promptly reimburse the Trust for any such payment.

(d)           Duties of Limited Agent.  During an Agency Period, the Limited Agent shall direct the Trust and consult, as appropriate, with Trust Counsel regarding actions the Trust should take with respect to the RCMI Issue.  To the extent the Limited Agent deems prudent, in its sole discretion, the Limited Agent may communicate with and provide periodic updates to the Unitholders and Special Circumstance Unitholders regarding actions taken or to be taken with respect to the related RCMI Issue.  The Managing Owner shall be responsible for distributing to the Unitholders and Special Circumstance Unitholders any written communications the Limited Agent provides to the Managing Owner for such distribution regarding any RCMI Issue.  During an Agency Period, the Managing Owner shall not, unless requested by the Limited Agent in writing, distribute to the Unitholders or Special Circumstance Unitholders any writing that discusses the substantive merits of the related RCMI Issue.  The Limited Agent will not be required to consult with or obtain the approval of Unitholders or Special Circumstance Unitholders regarding any actions taken by the Limited Agent (or Trust Counsel) regarding the related RCMI Issue.

(e)           Liability of the Limited Agent.  The Limited Agent shall not be liable or accountable for its performance as Limited Agent hereunder except for the Limited Agent’s bad faith or willful misconduct.  In particular, but not by way of limitation:

(i)            the Limited Agent shall have no liability or responsibility for the validity or sufficiency of this Amendment or for the form, character, genuineness, sufficiency, value or validity of the Trust;

(ii)           no provision of this Agreement shall require the Limited Agent to expend or risk funds or otherwise incur any financial liability in the performance of any of its rights or powers hereunder; and

(iii)          under no circumstances shall the Limited Agent be liable for any obligations or liabilities of the Trust arising under this Amendment, the Trust Agreement or any agreements to which the Trust is a party, or which governs the Trust.

(f)            Reliance by the Limited Agent; Advice of Counsel and Professionals.  In the absence of bad faith on the part of the Limited Agent or gross negligence or misconduct on the part of the Limited Agent, the Limited Agent may conclusively rely upon certificates or opinions furnished to the Limited Agent (including without limitation from RCMI) in determining the truth of the statements and the correctness of the opinions contained therein, and shall incur no liability to anyone, including, without limitation, the Trust, the Unitholders or Special Circumstance Unitholders, in acting on any signature, instrument, notice, resolution, request, consent, order, certificate, report, opinion, bond or other document or paper which is believed to be genuine and believed to be signed by the proper party or parties, and the Limited Agent need not investigate any fact or matter pertaining to or in any such document.  The Limited Agent may accept a certified copy of a resolution of the board of directors or other governing body of any corporate party as conclusive evidence that such resolution has been duly adopted by such body and that the same is in full force and effect.  As to any fact or matter the method of the determination of which is not specifically prescribed herein, the Limited Agent may for all purposes hereof rely on a certificate, signed by the president or any vice-president or by the treasurer or other authorized officers of the relevant party, as to such fact or matter, and such certificate shall constitute full protection to the Limited Agent for any action taken or omitted to be taken in good faith in reliance thereon.  In the performance of its services regarding an RCMI Issue, the Limited Agent, at the expense of the Trust, may consult with counsel, accountants and other skilled professionals to be selected by the Limited Agent, in its sole discretion, and retained directly by the Trust, at the sole direction of the Limited Agent.  The Limited Agent shall not be liable for anything done, suffered or omitted in good faith by it in accordance with the opinion or advice of any such counsel, accountant or other such skilled professional retained by the Trust.

(g)           Indemnification.  The Trust shall indemnify, protect, save and keep harmless the Limited Agent and its successors, assigns, legal representatives, officers, directors, Limited Agents and servants (the “Indemnified Parties”) from and against any and all liabilities, obligations, losses, damages, penalties, taxes (excluding any taxes payable by the Limited Agent on or measured by any compensation received by the Limited Agent for its services hereunder or as indemnity payments pursuant to this section, claims, actions, suits, costs, expenses or disbursements (including legal fees and expenses) of any kind and nature whatsoever

(collectively, “Expenses”), which may be imposed on, incurred by or asserted against the Indemnified Parties in any way relating to or arising out of the Trust, the execution, delivery and performance of any other agreements to which the Trust is a party, either by action of the Limited Agent or the Managing Owner; or the action or inaction of the Limited Agent hereunder or thereunder, except for Expenses resulting from the gross negligence or willful misconduct of the Indemnified Parties.  The indemnities contained in this section shall survive the tenure of the Limited Agent and the applicable Agency Period.

18.           Conditional Indemnification of LLC Manager.  The Trust shall indemnify, protect, save and keep harmless the LLC Manager and its successors, assigns, legal representatives, officers, directors, Limited Agents and servants (the “Indemnified Parties”) from and against any and all liabilities, obligations, losses, damages, penalties, taxes (excluding any taxes payable by the LLC Manager on or measured by any compensation received by the LLC Manager for its services as LLC Manager or as indemnity payments pursuant to this section, claims, actions, suits, costs, expenses or disbursements (including legal fees and expenses) of any kind and nature whatsoever (collectively, “LLC Manager Expenses”), which may be imposed on, incurred by or asserted against the LLC Manager in any way relating to or arising out of its services as the LLC Manager of the JWH Special Circumstance LLC, the execution, delivery and performance of any other agreements to which the LLC Manager is a party, either by action or inaction of the LLC Manager under the LLC Operating Agreement, except for LLC Manager Expenses resulting from the gross negligence or willful misconduct of the LLC Manager.  The indemnification provided the LLC Manager by this Section 18 shall only be available to the LLC Manager, if both (i) the JWH Special Circumstance LLC does not have adequate assets to indemnify the LLC Manager pursuant to the LLC Operating Agreement, and (ii) such claim does not arise from any action or lack of action by the LLC Manager in its capacity as the LLC Manager.  The indemnities contained in this section shall survive the tenure of the LLC Manager.

19.           Miscellaneous Provisions.

(a)                                  Limitations.  The Trust Agreement is hereby amended only to the extent of the express provisions of this Amendment, and any provision not amended by this Amendment shall continue as currently set forth in the Trust Agreement.

(b)                                 Governing Law.  This Amendment shall be governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of law.

(c)                                  Binding Effect.  This Amendment shall inure to and be binding upon the Trustee, the Managing Owner, all the current and future Unitholders, all Special Circumstance Unitholders and their respective successors and assigns, custodians, estates, heirs and personal representatives.

(d)                                 Captions.  Captions in no way define, limit, extend or describe the scope of this Amendment nor the effect of any of its provisions.  Any reference to “persons” in this Amendment shall also be deemed to include entities, unless the context otherwise requires.

IN WITNESS WHEREOF, the Managing Owner has determined that this First Amendment to Sixth Amended and Restated Declaration and Agreement of Trust is advisable, in the interest of and not adverse to the Unitholders and the Trustee and has duly executed this First Amendment to Sixth Amended and Restated Declaration and Agreement as of the day and year first above written.

REFCO COMMODITY MANAGEMENT, INC.,
as Managing Owner

By:	/s/ Robert I. Shapiro
Name:	Robert I. Shapiro
Title:	President